Exhibit 4
                                                                       ---------

                              WPP GROUP plc ("WPP")


WPP announces that on 4 September 2007 it acquired 135,234 of its own ordinary shares of 10p each for cancellation. The shares were acquired at a price of 709.601506p per share.